UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2016

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10566

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1519 Connecticut Ave. NW, Suite 200 Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Fundrise East Coast Opportunistic REIT, LLC

F-1

Fundrise East Coast Opportunistic REIT, LLC

Balance Sheets

As of June 30, 2016 (unaudited) and December 31, 2015 (audited)

	As of June 30, 2016	As of December 31, 2015

Assets:
Cash	$5,000	$5,000
Total Current Assets	5,000	5,000
Total Assets	$5,000	$5,000

Members’ Equity:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity: Common shares, $10 per share; unlimited shares authorized; 10,000 shares subscribed; 500 shares issued and outstanding	$100,000	$100,000
Members’ commitments	(95,000)	(95,000)
Total Fundrise East Coast Opportunistic REIT, LLC Members’ Equity	5,000	5,000
Total Liabilities and Members’ Equity	$5,000	$5,000

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise East Coast Opportunistic REIT, LLC

Statement of Operations

For the Six Months Ended June 30, 2016 (unaudited)

For Six Months Ended June 30, 2016
Interest income
Interest and preferred return income	$—
Interest expense	—
Net Interest and preferred return income	$—
Expenses
Asset management and other fees – related party	$—
General and administrative expenses	—
Total expenses	$—

Net income (loss)	$—

The accompanying notes are an integral part of these financial statements. In the opinion of management, all adjustments necessary, in order to make the interim financial statements not misleading, have been included.

F-3

Fundrise East Coast Opportunistic REIT, LLC

Statement of Cash Flows

For the Six Months Ended June 30, 2016 (unaudited)

For the Six Months Ended June 30, 2016
OPERATING ACTIVITES:
Net income (loss)	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net increase in interest receivable	—
Net increase in accounts payable and accrued expenses	—
Net cash (used in) operating activities	$—
INVESTING ACTIVITIES:
Investment in real estate debt related investments	$—
Net cash (used in) investing activities	$—
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	$—
Dividends paid	—
Net cash provided by financing activities	$—
Net increase in cash and cash equivalents	$—
Cash and cash equivalents, beginning of period	$5,000
Cash and cash equivalents, end of period	$5,000

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise East Coast Opportunistic REIT, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2016 (unaudited)

Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders' Equity
January 1, 2016	500	$5,000	$—	$5,000
Proceeds from issuance of common stock	—	—	—	—
Accumulated amortization of deferred offering costs	—	—	—	—
Distributions declared on common stock	—	—	—	—
Redemptions of common stock	—	—	—	—
Net income (loss)			—	—
Balance as of June 30, 2016	500	$5,000	$—	$5,000

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise East Coast Opportunistic REIT, LLC

Notes to the Unaudited Financial Statements

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC (formerly Fundrise Mid-Atlantic Opportunistic Multifamily, LLC) (the “Company”) was formed on November 19, 2015, as a Delaware Limited Liability Company and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business will be externally managed by Fundrise Advisors, LLC, a Delaware limited liability company and an investment adviser registered with the SEC (the “Manager”).

As of June 30, 2016, the Company has not begun operations.

The Company intends to file an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.

A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this offering. The Manager has the authority to issue an unlimited number of common shares. On November 19, 2015, the Company received a commitment from Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, to purchase 500 common shares for an aggregate purchase price of $5,000. In addition, Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Company raises and accepts at least $1,000,000 in this Offering. This subscription is shown as a reduction of members’ equity on the accompanying balance sheet.

The Company intends to have a December 31st fiscal year end.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations, statement of members’ equity, and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

The Company adopted the calendar year as its basis of reporting.

Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could materially differ from those estimates.

F-6

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is one of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Sponsor in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Sponsor has agreed to allocate legal fees incurred in establishing the first ten such programs (including Fundrise East Coast Opportunistic REIT, LLC) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, the Company and each of the other nine programs will be required to reimburse the Sponsor for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to the Company.

After the Company has raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, LP), beginning on the date that the Company starts its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will not commence any significant operations until it has raised $1,000,000 in the Offering from persons who are not affiliated with the Company or the Sponsor. In the event the minimum number of the Company’s common shares is not sold to the public within 12 months after commencing the Offering, the Company will terminate the offering, will have no obligation to reimburse the Manager or its affiliates for any organization and offering costs and will release all investors from their commitments. As of June 30, 2016, the Manager has incurred organization and offering costs of approximately $176,780 on behalf of the Company. These costs are not recorded in the financial statements of the Company as of June 30, 2016 because such costs are not a liability of the Company until the minimum number of the Company’s common shares are issued. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete.

F-7

Share Redemptions

The Company has adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. Pursuant to the Company’s redemption plan, shareholders may request that the Company redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the per share price for the Company’s common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	% (2)(3)
90 days until 3 years	97.0	% (4)
3 years to 4 years	98.0	% (5)
4 years to 5 years	99.0	% (6)
More than 5 years	100.0	% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which the Company is unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for the Company’s common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for the Company’s common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for the Company’s common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for the Company’s common shares in effect at the time of the redemption request.

F-8

Because the Company’s Net Asset Value (“NAV”) per share will be calculated at the end of each quarter beginning on December 31, 2017, the redemption price for shares held ninety (90) days or longer may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed shareholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that the Company amends, suspends or terminates the Company’s redemption plan, the Company will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in the Company’s operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2016. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

3.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum capital raise. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

F-9

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter.

The Manager has agreed, for a period until December 31, 2016 (the “Fee Waiver Period”), to waive its asset management fee during the Fee Waiver Period if the average annualized non-compounded return to investors is less than eight percent (8%).  Following the conclusion of the Fee Waiver Period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part.

The Company will pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 2.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.5% of the gross proceeds after repayment of any property level debt.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0 to 0.50% paid to Fundrise Servicing, LLC for the servicing, property management, and/or administration of certain investments and loans held by the Company. The fee is calculated as an annual percentage of the stated value of the asset, and is deducted at the time such payments on the asset are made. The fee is deducted in the expected proportion to the split between deferred and current payments. Fees may be waived at Fundrise Servicing, LLC’s sole discretion.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

As of June 30, 2016, the Company had not purchased any investments from Fundrise Lending, LLC.

Fundrise, L.P.

Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Company raises and accepts at least $1,000,000 in this offering.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. As of June 30, 2016 Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

F-10

Rise Companies Corp, Member and Sponsor

 Rise Companies Corp is the sole member of the Company and holds 500 shares as of June 30, 2016.

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

4.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

F-11

6.	Subsequent Events

The Company evaluated subsequent events through September 28, 2016. Based on the evaluation, no additional material events were identified that would require adjustment or disclosure.

F-12

PART III – EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Certificate of Amendment to Certificate of Formation
2.3*	Form of Amended and Restated Operating Agreement
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise LLC
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp.
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on December 19, 2016.

Fundrise East Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	December 19, 2016
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)